भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक / No. : CO/S&B/VR/2003/ 586 -   दिनांक / तारीख / Date : 25.02.2003

FILE NO. 82-4324

03007010

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/571 dated the February 25, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

03 MAR -3 AM 7:21

dlw 3/4

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/571

दिनांक / तारीख / Date : 25.02.2003

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 24th February, 2003 issued by M/s Sudit K. Parekh & Co., Chartered Accountants, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) the total of the shares held in NSDL,CDSL and in the physical form tally with the issued/paid-up capital.
ii) the Register of Members(RoM) is updated.
iii) there are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter.
iv) the dematerialization requests have been generally confirmed within 21 days.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

SUDIT K. PAREKH & CO.
Chartered Accountants

12A, Suleman Chambers, 4-Battery Street, Apollo Bunder, Mumbai - 400 039
Tel + 91 22 22821141, 22834187 *Fax* + 91 22 22024193
E Mail admin@skparekh.com

Sudit Parekh
Srikant Jilla
Sapan Parekh
Bharat Mody
Prakash Hamirwasia
Narayan Mehta
Pushkar Bagmar
Ch. Somaraju
Durgaprasad Khatri

International & Tax Division

102 & 201
Tej Mahan Apts.,
J.B. Nagar
Andheri (E)
Mumbai - 400 059

Tel
+ 91 22 28245924

Fax
+ 91 22 28245923

E Mail
admin@
itax.skparekh.com

CERTIFICATE

We have checked the records of MCS Ltd (Registrar and Transfer Agents of State Bank of India) for the shares of State Bank of India maintained in Physical and Dematerialised form as at 31st December 2002. We certify that:

1. The total number of shares held in NSDL, CSDL and in physical form tally with the paid up capital
2. The Register of Members is updated
3. There are no changes in Share Capital (due to Rights, Bonus, Preference Issue, IPO, Buy-Back, Capital reduction, Amalgamation, Demerger etc.) during the quarter ending 31st December 2002
4. The dematerialised requests have been generally confirmed within 21 days

For SUDIT K PAREKH & CO
Chartered Accountants

(S.V.Jilla)
Partner
Mumbai; dated: 24th February, 2003

True copy

शे. एवं बां.
SHARES & BONDS
CORPORATE CENTRE, MUMBAI